ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA  30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

March 8, 2012

VIA EDGAR AND OVERNIGHT MAIL

Mr. Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Re:                               NorthStar Senior Care Trust, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed August 24, 2011

File No. 333-170802

Dear Mr. Kluck:

This letter sets forth the response of our client, NorthStar Senior Care Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated September 20, 2011, regarding Amendment No. 2 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 3”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.  Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.

Risk Factors, page 23

1)                                     Comment:  We note your revised disclosure on page 23 that additional risks and uncertainties not currently known to you or that you currently deem immaterial may also materially adversely affect your business, operating results, prospects and financial condition.  Please revise to clarify that all material risks are presented in this section.  It is not appropriate to indicate that additional risk factors not included in the prospectus exist.  All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

Response:  The Issuer has revised the disclosure on page 23 of Amendment No. 3 in response to the Staff’s comment.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Targeted Investments, page 109

2)                                     Comment:  We note your response to comment 2 from our letter dated February 1, 2011, as well as your revised disclosure on page 109.  Please revise to clarify whether you intend subordinate mortgage and mezzanine loans to represent a significant portion of your portfolio.  Also, please clarify your target allocation for healthcare-related commercial real estate securities.  Please make corresponding revisions to the related disclosure on page 9.

Response:  The Issuer expects that: (1) the majority of its debt investments will consist of first mortgage loans, with the remainder consisting of subordinate mortgages, mezzanine loans, preferred equity investments and participations in such loans; and (2) its investments in healthcare-related commercial real estate securities will be less than 10% of its portfolio.  In response to the Staff’s comment, the Issuer has revised its disclosure on pages 2, 6, 9, 106 and 125 of Amendment No. 3.

3)                                     Comment:  We note your disclosure on page 109 that you intend to have a primary emphasis on private pay assisted living and memory care facilities.  Please disclose whether you intend to invest in any debt and equity investments in health care facilities that provide government-funded services as opposed to private pay facilities.  Although we note the risk factors on pages 47 and 48, please revise, as appropriate, to disclose any specific risks to you associated with any decreases in Medicare reimbursement rates and whether any decrease in government-funded reimbursements would impact private pay facilities.

Response:  The Issuer may also originate and acquire debt and equity investments in facilities that rely on public pay patients.  In response to the Staff’s comment, the Issuer has revised its disclosure on pages 2, 6, 9, 106 and 125 of Amendment No. 3.  In addition, the Issuer has also updated the risk factor on page 54 of Amendment No. 3 regarding the impact of the decreases in Medicare reimbursement rates.  At this time, it does not believe that decreases in government-funded reimbursements will have a material impact on the private pay facilities in which it expects to invest.

Appendix A:  Prior Performance Tables

4)                                     Comment:  Please revise the line item “Date of final sale of security” to include a date or advise.

Response:  In response to the Staff’s comment, the Issuer has revised Table IV on page A-7 to add a footnote disclosing that on October 18, 2010, NorthStar Income Opportunity REIT I, Inc. completed a merger with NorthStar Real Estate Income Trust, Inc., which commenced the current ongoing offering of its public stock on July 19, 2010.

Table V — Sale or Disposition of Assets, page A-9

5)                                     Comment:  In the “Total” column, please note the allocation of the taxable gain between ordinary and capital, and identify those sales that are being reported for tax purposes on the installment basis or advise.  Refer to Industry Guide 5, Table V, footnote (4).

Response:  In response to the Staff’s comment, the Issuer has revised Table V on page A-8 to add a footnote disclosing that all sales resulted in capital gains (losses) and no sales were reported on the installment basis for tax purposes.

Should you have any questions or required additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc :	Ms. Angela McHale, Division of Corporation Finance
Mr. Ronald J. Lieberman, NorthStar Senior Care Trust, Inc.
Ms. Lesley H. Solomon, Alston & Bird LLP